CONNER & WINTERS
TULSA	ATTORNEYS & COUNSELORS AT LAW	William G. von Glahn	Vicki Bronson*

Henry G. Will

Joseph J. McCain, Jr.

Lynnwood R. Moore, Jr.

Robert A. Curry

Steven W. McGrath

D. Richard Funk

Randolph L. Jones, Jr.

J. Ronald Petrikin

Larry B. Lipe

James E. Green, Jr.

Martin R. Wing

John W. Ingraham

Andrew R. Turner

Gentra Abbey Sorem

R. Kevin Redwine

Tony W. Haynie

Bruce W. Freeman

David R. Cordell

John N. Hove

C. Raymond Patton, Jr.

Paul E. Braden

Robert J. Melgaard

P. Scott Hathaway

Lawrence A. Hall

Timothy T. Trump

Mark E. Dreyer

Nancy E. Vaughn

Gregory D. Renberg

Mark D. Berman

Katherine G. Coyle

Beverly K. Smith

Melodie Freeman-Burney

R. Richard Love, III

Robert D. James

Stephen R. Ward

Jeffrey R. Schoborg

Anne B. Sublett

J. Ryan Sacra

Jason S. Taylor

Katy Day Inhofe

Stephan A. Wangsgard

Julia Forrester-Sellers

Melinda L. Kirk

P. Bradley Bendure

Kathryn J. Kindell

Amy M. Santee

Cara M. Hair

Alissa A. Hurley

Heather Holt Bilderback

Debra R. Stockton

Shelley L. Carter

Jed W. Isbell

Conner & Winters, LLP

3700 First Place Tower

15 East Fifth Street

Tulsa, Oklahoma 74103-4344

918-586-5711

Fax 918-586-8982

www.cwlaw.com

Writer’s Direct Number

918-586-5691

Writer’s Fax Number

918-586-8691

Writer’s E-mail Address

lmoore@cwlaw.com

Bob F. McCoy

John E. Barry

James R. Ryan

Russell H. Harbaugh, Jr.

David O. Cordell

OKLAHOMA CITY

Irwin H. Steinhorn

John W. Funk

Jared D. Giddens

Kiran A. Phansalkar

Mitchell D. Blackburn

Mark H. Bennett

Bryan J. Wells

Laura McCasland Holbrook

John E. Gatliff II

J. Dillon Curran

William M. Lewis

L. Belynn Whatley

Peter B. Bradford

Shelia L. Darling

NORTHWEST ARKANSAS

John R. Elrod*

Greg S. Scharlau

Terri Dill Chadick

Todd P. Lewis*

P. Joshua Wisley

Charles E. Scharlau*

WASHINGTON, D.C.

G. Daniel Miller*

Henry Rose*

Erica L. Summers*

HOUSTON, TEXAS

Pamela H. Stabler*

JACKSON, WYOMING

Randolph L. Jones, Jr.

SANTA FE, NEW MEXICO

Douglas M. Rather

Benjamin C. Conner

        1879-1963

John M. Winters, Jr.

        1901-1989

*Not Admitted in Oklahoma

June 3, 2005

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Jameson Inns, Inc.
Amendment No. 5 to Registration Statement on Form S-3
File No. 333-119016

Ladies and Gentlemen:

On behalf of Jameson Inns, Inc., submitted herewith for filing with your office under the Securities Act of 1933, as amended, and Regulation S-T promulgated thereunder, is Amendment No. 5 to Registration Statement on Form S-3, covering 3,000,000 shares of common stock of the Company to be offered in connection with the Jameson Inns, Inc. Stock Awards Program which is described in the Registration Statement. Amendment No. 5 has been marked to indicate the changes made since the filing of Amendment No. 4. Also submitted herewith is our letter in response to the letter from Karen Garnett dated June 1, 2005. We are providing supplementally a revised draft of the enrollment form to be used to enroll participants in the Program.

Also being submitted supplementally by fax are letters from the Company and from Brinson Patrick Securities Corporation requesting that the registration statement be declared effective on June 7, 2005 at 4:30 pm Eastern time or as soon thereafter as practicable.

June 3, 2005

If you have any questions, please do not hesitate to call me at (918) 586-5691 or Katy Inhofe at (918) 586-8543.

Yours very truly,

/s/ Lynnwood R. Moore, Jr.
Lynnwood R. Moore, Jr.

Enclosures

Steven A. Curlee,

Jameson Inns, Inc.

CONNER & WINTERS

TULSA

Henry G. Will

Joseph J. McCain, Jr.

Lynnwood R. Moore, Jr.

Robert A. Curry

Steven W. McGrath

D. Richard Funk

Randolph L. Jones, Jr.

J. Ronald Petrikin

Larry B. Lipe

James E. Green, Jr.

Martin R. Wing

John W. Ingraham

Andrew R. Turner

Gentra Abbey Sorem

R. Kevin Redwine

Tony W. Haynie

Bruce W. Freeman

David R. Cordell

John N. Hove

C. Raymond Patton, Jr.

Paul E. Braden

Robert J. Melgaard

P. Scott Hathaway

Lawrence A. Hall

Timothy T. Trump

Mark E. Dreyer

Nancy E. Vaughn

Gregory D. Renberg

Mark D. Berman

Katherine G. Coyle

Beverly K. Smith

Melodie Freeman-Burney

R. Richard Love, III

Robert D. James

Stephen R. Ward

Jeffrey R. Schoborg

Anne B. Sublett

J. Ryan Sacra

Jason S. Taylor

Katy Day Inhofe

Stephan A. Wangsgard

Julia Forrester-Sellers

Melinda L. Kirk

P. Bradley Bendure

Kathryn J. Kindell

Amy M. Santee

Cara M. Hair

Alissa A. Hurley

Heather Holt Bilderback

Debra R. Stockton

Shelley L. Carter

Jed W. Isbell

Travis L. Wright

____________

ATTORNEYS & COUNSELORS AT LAW

Conner & Winters, LLP

3700 First Place Tower

15 East Fifth Street

Tulsa, Oklahoma 74103-4344

918-586-5711

Fax 918-586-8982

www.cwlaw.com

____________________

Writer’s Direct Number

918-586-5691

Writer’s Fax Number

918-586-8691

Writer’s E-mail Address

lmoore@cwlaw.com

June 3, 2005

William G. von Glahn

Bob F. McCoy

John E. Barry

James R. Ryan

Russell H. Harbaugh, Jr.

David O. Cordell

OKLAHOMA CITY

Irwin H. Steinhorn

John W. Funk

Jared D. Giddens

Kiran A. Phansalkar

Mitchell D. Blackburn

Mark H. Bennett

Bryan J. Wells

Laura McCasland Holbrook

John E. Gatliff II

J. Dillon Curran

William M. Lewis

L. Belynn Whatley

___________

Peter B. Bradford

Shelia L. Darling

NORTHWEST ARKANSAS

John R. Elrod*

Greg S. Scharlau

Terri Dill Chadick

Vicki Bronson*

Todd P. Lewis*

P. Joshua Wisley

___________

Charles E. Scharlau*

WASHINGTON, D.C.

G. Daniel Miller*

___________

Henry Rose*

Erica L. Summers*

HOUSTON, TEXAS

Pamela H. Stabler*

JACKSON, WYOMING

Randolph L. Jones, Jr.

SANTA FE, NEW MEXICO

Douglas M. Rather

___________

Benjamin C. Conner

        1879-1963

John M. Winters, Jr.

        1901-1989

*Not Admitted in Oklahoma

Karen J. Garnett

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.W.

Washington, D.C. 20549

Re:	Jameson Inns, Inc.
Amendment No. 4 to Registration Statement on Form S-3
Filed May 13, 2005
File No. 333-119016

Dear Ms. Garnett:

In connection with your review of the captioned filing, we offer the following responses to the comments and requests contained in your June 1, 2005 letter to Thomas W. Kitchin of Jameson Inns, Inc. (the “Company”). To facilitate your review of our responses, we have restated each of your comments followed by our response. In addition, the response to each of the comments is numbered to correspond to those numbers used in your letters (except as otherwise noted, all page references in the responses below refer to that page in the applicable prospectus which is included as Part I of Amendment No. 5 to the Registration Statement).

In response to your June 1, 2005 letter we offer the following:

Frequent Guest Loyalty Program

Prospectus Cover Page

1.	Please revise the last sentence in the fourth paragraph to clarify that participants who revoke consent to electronic delivery of annual reports, proxy statements,

CONNER & WINTERS

Karen J. Garnett

June 3, 2005

communications, and other materials will thereafter receive written copies of these materials by mail. We note a similar statement on the enrollment form. Provide conforming disclosure on the coverage page of the prospectus relating to the Direct Stock Purchase Program.

The cover pages of the Frequent Guest Loyalty Program prospectus and of the Direct Stock Purchase Program prospectus have been revised to add the statement requested.

The Jameson Stock Awards Program, page 2

2.	We note the cross-reference to your website on page 3. Supplementally tell us why you include a reference to your website if your prospectus already contains all the material terms of the Program. Please be advised that if you provide a cross-reference, the information on your website will be deemed to be part of the prospectus.

The reference to the website of the Company has been deleted from page 3 as well as page i (the Table of Contents page) of each prospectus.

Who is eligible to become a Participant, page 17

3.	Please revise the fourth bullet point to indicate, if true, that either direct or indirect investments will satisfy the experience criteria. We note you have included this clarification on the enrollment form. Provide similar disclosure on page 16 of the prospectus relating to the Direct Stock Purchase Program.

The fourth bullet point on page 17 of the Frequent Guest Loyalty Program prospectus and page 16 of the Direct Stock Purchase Program prospectus has been revised to conform it to the language in the enrollment form and clarify the requirement that the investment experience may be either direct or indirect through the types of programs referenced in the enrollment form and now in each prospectus.

Enrollment Form

4.	Refer to the second column on the front of the enrollment form. We note that the net worth requirement has changed from $20,000 to $30,000. If this amount is correct, please make conforming changes to your prospectus disclosure under the heading “Who is eligible to become a Participant.”

The net worth requirement described in the third bullet point under Question No. 5 appearing on page 17 of the Frequent Guest Loyalty Program prospectus and Question 4 on page 16 of the

CONNER & WINTERS

Karen J. Garnett

June 3, 2005

Direct Stock Purchase Program prospectus has been revised to state that the net worth requirement for eligibility to participate in the Program is greater than $30,000.

5.	Please supplementally tell us why you have included two sets of suitability requirements: one set on the front of the enrollment form and the additional Brinson Patrick suitability questions appearing on the back of the enrollment form. Please tell us why one set of standards is not sufficient.

The enrollment form does not set forth two sets of “suitability” requirements. The eligibility requirements are noted on the first page of the enrollment form and on pages 17 and 16 of the respective prospectuses. These are the minimum requirements for enrollment. As noted in the lead-in language, the information requested on the reverse side of the enrollment form is solicited on behalf of Brinson Patrick Securities Corporation in connection with the requirements of SEC Rule 17a-3(a)(17) and NASD Conduct Rule 2310. These rules would apply if and to the extent Brinson Patrick might be deemed to be recommending the Jameson shares to the participants. That information is not intended to establish any additional or alternative minimum eligibility or suitability requirements. The information provided by participants would be available to Brinson Patrick to the extent it deems it necessary or appropriate to comply with NASD Conduct Rule 2310. In order to alleviate some possible confusion, the second page of the enrollment form has been revised to delete certain line items requesting investment experience (none), net income (less than $15,000) and net worth (less than $30,000) because the enrollees will have confirmed on the first page that they do have at least some investment experience, income greater than $15,000 and a net worth greater than $30,000, all of which are minimum eligibility standards. A copy of the revised enrollment form is being submitted supplementally.

A request for acceleration of the effectiveness of the Registration Statement at 4:30 pm Eastern time on June 7, 2005, or as soon thereafter as practicable, has been submitted with this filing. If you have any questions, concerns or additional comments, please feel free to call the undersigned at (918) 586-5691 or Katy Inhofe at this firm at (918) 586-8543 at any time.

Yours very truly,

/s/ Lynnwood R. Moore, Jr.
Lynnwood R. Moore, Jr.

LRM

cc:	Jameson Inns, Inc.
Jeffrey A. Shady